

Mail Stop 3010   May 1, 2009

Donald A Wojnowski, Jr., Chief Executive Officer
Jesup & Lamont, Inc.
2170 West State Road 434
Suite 100
Longwood, FL 32779

> **Re: Jesup & Lamont, Inc.**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed April 21, 2009**
> **File No. 001-31292**

Dear Mr. Wojnowski, Jr.:

We have completed our review of your amended Preliminary Proxy Statement on Schedule 14A filed April 21, 2009, and have no further comments at this time.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Stephen A. Zelnick, Esquire (*via facsimile*)